UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: February 11, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
		Name:	Jose Humberto Acosta Martin.
		Title:	Vice President of Finance

February 11th, 2022

Medellín, Colombia

GENERAL SHAREHOLDERS MEETING NOTICE

The Presidency of Bancolombia S.A. hereby calls the common shareholders to the ordinary General Shareholders Meeting that will be held this Friday, March 18, 2022, at 10:00 am, at the Intercontinental Hotel, located on Calle 16 No. 28-51 km 5 Vía Las Palmas, in the city of Medellín.

The proposed agenda for the meeting is as follows:

1.	Quorum verification
2.	Reading and approval of the agenda
3.	Election of individuals to constitute the voting screening commission and for approval and execution of the minutes
4.	Report from the Board of Directors and the CEO
5.	Report of the Audit Committee
6.	Non-consolidated and consolidated financial statements
7.	Report of the External Auditor
8.	Approval of the financial statements and directors' reports
9.	Profit distribution project and constitution of reserve for social benefit
10.	Election of the External Auditor for the period 2022-2024 and fees
11.	Remuneration of the Board of Directors
12.	Proposal for Reform of the Bylaws

Shareholders may be represented at the meeting by power of attorneys granted in writing, in accordance with Colombian law. To facilitate the entry to the meeting and the registration process, we recommend sending a scanned copy of the power of attorney to the following email address asamblea@bancolombia.com.co, no later than March 17 at 3:00 p.m.

Power of attorneys may not be conferred on bank employees or persons indirectly or directly linked to the administration of the entity.

Contacts
Mauricio Rosillo Rojas Corporate VP Tel: (571) 4885675	Jose Humberto Acosta Financial VP Tel: (571) 4885934	Carlos Daniel Raad IR Director Tel: (571) 4885371

Right of inspection

Beginning on February 25, the proposals and the information concerning the shareholders' meeting will be available at the Bank's website www.grupobancolombia.com.

For shareholders interested in exercising the right of inspection at the Bank's headquarters, the documentation will be available at Carrera 48 No. 26 – 85, South Tower, First Floor, at the city of Medellín on business days from 8 a.m. to 5 p.m. to 12 p.m. and from 2 p.m. to 4 p.m. Saturdays, Sundays and holidays are not considered business days.

The right of inspection will be made with a prior appointment requested through the electronic mail asamblea@bancolombia.com.co and will comply with the right of inspection internal regulation, which may be consulted at our website.

Compliance with biosafety measures

In response to the measures contemplated in Decree 1615 of 2021 issued by Colombia´s Ministry of Interior, those who attend the meeting must present the digital vaccination card or certificate evidencing the complete vaccination scheme. The use of face masks will be mandatory at all times.

We invite our shareholders to visit the website www.grupobancolombia.com.co to be permanently informed of the matters related to the meeting.

Contacts
Mauricio Rosillo Rojas Corporate VP Tel: (571) 4885675	Jose Humberto Acosta Financial VP Tel: (571) 4885934	Carlos Daniel Raad IR Director Tel: (571) 4885371